United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

May 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

INTERNAL REGULATIONS

OF THE

NOMINATION COMMITTEE

The Board of Directors of Vale S.A. ("Vale" or "Company") approved, in the performance of its duties, the Internal Regulations (“Internal Regulations”) of the Nomination Committee ("Committee"), in order to govern its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to the provisions of Chapter IV, Section II of Vale’s Bylaws, as follows:

CHAPTER I - MISSION

1.1	The mission of Vale’s Nomination Committee is to assist Vale’s Board of Directors, proposing improvements relating to the structure, size, and composition of this collegiate body, in addition to recommending the authority, profiles, and potential candidates for office as Director, for the Company to benefit from the plurality of arguments and of a decision-making process with quality and safety, in accordance with the laws, ethics, and best corporate governance practices.

CHAPTER II - COMPOSITION AND REMUNERATION

2.1	The Advisory Committee shall be composed of three (3) to four (4) members, subject to the following:
(i)	the Committee shall be fully composed of members of the Board of Directors, the majority of which shall be independent; and
(ii)	the Chairman of Vale’s Board of Directors must integrate the Committee, which shall coordinate it.

2.2	The members of the Committee shall have experience and proved technical capacity in relation to the matters for which the Committee is responsible.

2.3	For purposes of these Internal Regulations, the term “independent” has the meaning attributed to it in the Novo Mercado listing Segment of B3 S.A. – Brasil Bolsa Balko.

2.4	All members of the Committee shall meet the requirements set forth in art. 147 of Law No. 6.404/76.

2.5	The criteria and global and individual amounts of the remuneration of the members of the Committee shall be established by Vale’s Board of Directors upon distribution of the global amount set in the Company’s Annual Shareholders’ Meeting, and such amount shall not include the reimbursable expenses required for performance of their duties.

2.6	The members of the Committee shall be reimbursed for the travel, meals, and lodging expenses required for performance of their duties, subject to the internal policies and rules adopted by Vale.

CHAPTER III - MANAGEMENT

3.1	The term of management of the members of the Committee shall commence as from their appointment by Vale’s Board of Directors, and be effective until (i) the end of the term of management of the members of Vale’s Board of Directors, in which case the rule set forth in article 150, paragraph 4 of Law 6.404/1976 shall not apply, with respect to the extension of the term of management of managers, or (ii) their removal from office by the Board of Directors, or resignation, which may occur at any time.

3.2	Upon lapse of the term of management of the members of the Committee, they may be reinstated by means of a new appointment by the Board of Directors.

3.3	The Coordination of the Committee shall be exercised by the Chairman of the Board of Directors, it being understood that, in the event of his absence, he shall be substituted by a remaining member who meets the independence requirements.

3.4        The members of the Committee shall not have deputies.

CHAPTER IV - DUTIES

4.1        It is incumbent upon the Nomination Committee:

(i)	to assist the Board of Directors in the preparation and maintenance of a Nomination Policy of Vale, specifically with respect to the members of the Board of Directors, in line with the applicable statutory requirements and the best corporate governance practices;
(ii)	to assess and recommend, from time to time, the adequacy to the best corporate governance practices in relation to the structure, size, and composition of the Board of Directors, as well as to the balance of experiences, knowledge, and profile diversity, based on market research and assessments conducted by external institutions and advisory companies;

(iii)	to assess and recommend the desirable profile of the candidate for office as member of the Board of Directors who best serves the Company’s needs, in accordance with criteria and guidelines set forth in Vale’s Nomination Policy;
(iv)	to identify, select, and recommend potential candidates for office as Director, whose names shall be evaluated by the Board of Directors, for them to be submitted, at the discretion of the Board of Directors, for election in a Shareholders’ Meeting of the Company;
(v)	to identify, select, and recommend to the Board of Directors potential candidates to fill any absence, impediment, and vacancy in offices as Director, subject to Vale’s Bylaws and Nomination Policy;
(vi)	to prepare and/or update the succession plan of the Board of Directors, to be submitted for approval by the end of each term of office, so as to maintain a balance of experiences, knowledge, and profile diversity of its members;
(vii)	to carry out a performance self-evaluation, at the end of its works, the result of which shall be sent by the coordinator to the Board of Directors for knowledge;
(viii)	to prepare and approve a workplan of the Committee; and
(ix)	to propose the analysis and evaluation, as well as to render an opinion on connected issues under its authority.

4.2	The members of the Committee shall be granted access to all information and documents required for performance of their duties.

4.3	It shall be incumbent upon the Committee’s Coordinator:
(i)	to direct and coordinate the works of the Committee, including the preparation of opinions and minutes;
(ii)	to coordinate the preparation of the annual calendar of ordinary meetings of the Committee and to previously inform it to Vale’s Board of Directors and Executive Board, as well as to submit the workplan of the Committee to the Board of Directors;
(iii)	to define the agendas and call the members of the Committee, subject to the provisions of Chapter VI below;

(iv)	to coordinate the relationship and interaction with the Board of Directors in relation to the matters under the authority of the Committee, reporting their advances during the meetings, at the request of the Chairman of the Board of Directors;

(v)	to invite participants alien to the Committee, however without voting right, who are external and/or Vale’s experts, for them to provide clarifications, subject to any issues of conflict of interests;
(vi)	to establish a schedule of interactions with the main institutional investors of the Company, for the Committee to become aware of their expectations in relation to the composition of the Board of Directors and to the best corporate governance practices;
(vii)	to approve the contracting of advisory services or of other resources that are required for performance of the duties of the Committee up to the limit of the appropriation approved by the Board of Directors;
(viii)	to coordinate the Committee’s performance self-evaluation process, at the end of its works, and send the respective result to the Board of Directors for knowledge; and
(ix)	to care for full compliance with these Internal Regulations.

CHAPTER V – OPERATION

5.1	The Committee shall be opened at the ordinary meeting of the Board of Directors, which shall be held in the month of April of the second year of the unified term of management of two (2) years of the managers, and it shall remain in operation during the period of one (1) year, subject to the provisions of item 3.1 of these Internal Regulations.

CHAPTER VI - MEETINGS

6.1	The Committee shall meet ordinarily in accordance with the calendar approved and extraordinarily whenever necessary, upon a call notice served five (5) business days in advance.

6.1.1	Irrespective of the call notice rules set forth in this Chapter, a meeting attended by all members of the Committee shall be deemed valid.

6.2	The Committee shall always be called by the Coordinator, who shall define the agenda of the meetings, at the request of the Board of Directors or of any member of the Committee.

6.2.1	The call notice shall be served by means of the governance portal or by e-mail, containing the agenda of the meeting and the supporting material, should this be the case.

6.2.2	After the Committee’s meeting is called, the inclusion of an item in the agenda of the meeting, as well as the inclusion of or any change in the respective supporting materials without the prior and express authorization of the Coordinator, are prohibited.

6.3	The Committee’s meetings shall be held at Vale’s principal place of business or at a site previously defined by its members, it being understood that its members may participate by videoconference or by any other means of simultaneous communication that ensures their effective participation in the meeting.

6.4	The meetings of the Committee shall be opened with the presence of a majority of its members.

6.5	Each meeting of the Committee shall be recorded in minutes that shall be (I) sent to the Board of Directors, after having been read, approved, and signed by the members of the Committee present at the meeting; and (ii) filed at the Company’s principal place of business.

6.5.1	The opinions on the matters submitted to the Committee for analysis shall be an integral part of the minutes of meeting or, whenever sent subsequently, they shall have been read, approved, and signed by those present at the meeting.

6.5.2	The members of the Committee may include in the minutes of meeting and/or in the opinion their observations and recommendations with respect to the matters discussed in the Committee.

6.6	The members of the Committee may be requested to attend the meetings of the Board of Directors to provide clarifications on the opinions they have issued.

6.7	The Committee shall count on the administrative support of Vale’s Corporate Governance Office, which shall:
(i)	organize the infrastructure of the meetings of the Committee;

(ii)	support the delivery of call notice and disclosure of the agenda and of the supporting material for the meetings;
(iii)	act as secretary of the meetings, prepare the attendance list, assist in the preparation of the opinions and draw up the respective minutes, collect the signatures of all participants in said documents, disclose them to the Board of Directors and file them at the Company’s principal place of business; and
(iv)	support the Coordinator of the Committee in the relationship and interaction with the Board of Directors, being the main liaison in relation to the matters under the authority of the Committee.

CHAPTER VII - LIABILITIES AND DUTIES

7.1	The members of the Committee agree to comply with the Bylaws, the Code of Practices, the Policies on Transactions with Related Parties, on the Disclosure of Notices of Material Fact and Trading in Securities, the Anticorruption Policies, and the other applicable internal rules.

7.2	The members of the Committee also agree not to disclose the data and information to which they may be granted access due to their office, and not to use such information, except to comply with their duties at the body, and they further agree not to allow any other close person or person for which they are responsible to gain knowledge or make unauthorized use of such information, ensuring that they are granted strict confidential treatment.

7.3	The members of the Committee shall be subject to the same duties and legal responsibilities as the managers, pursuant to the provisions of article 160 of Law 6.404/1976, including the duty to inform the Board of Directors of the existence of any conflict of interest, pursuant to the provisions of Vale’s Code of Practices and Policy on Transactions with Related Parties.

7.4	With respect to conflict of interests, the members of the Committee shall, without any additional remuneration, for a term of six (6) months as from termination of their respective contracts, for any reason, refrain from acting in the capacity as service providers, consultants, employees, or otherwise with persons, companies and/or entities where a situation of conflict of interests may exist, except with respect to the activities developed before and/or during performance of their duties as members of the Committee and which are deemed not conflicting by Vale.

CHAPTER VIII - BUDGET

8.1	The Committee shall have operational autonomy and appropriation, as proposed by the Committee and approved by the Board of Directors, and it may determine the contracting of advisory services or other resources that may be necessary for performance of their duties, subject to the Company’s internal policies and rules and the budget of the Committee.

CHAPTER IX - AMENDMENT TO THE INTERNAL REGULATIONS

9.1	Any member of the Committee may suggest the discussion of and amendment to these Internal Regulations, at any time, upon verification of the need for adequacy thereof. Such proposed amendment shall be sent to the People and Governance Committee for future analysis by the Board of Directors, for approval thereof.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: May 26, 2022		Head of Investor Relations